February 24, 2025

Frank Yglesias
Chief Executive Officer
Santo Mining Corp.
300 Peachtree Street NE, Suite 1775
Atlanta, GA 30308

        Re: Santo Mining Corp.
            Amendment No. 1 to Registration Statement on Form 10-12G Filed December 27, 2024
            File No. 000-54938
Dear Frank Yglesias:

        We issued comments to you on the above captioned filings on January 15, 2025. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by March 10, 2025.

         If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

       Please contact Inessa Kessman at 202-551-3371 or Robert Littlepage at 202-551-3361
with any questions about the financial information. Contact Uwem Bassey at 202-551-3433 or Matthew Derby at 202-551-3334 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:   Jeff Turner